UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81939 / October 24, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-18231

In the Matter of 　　**SUCCESS HOLDING** 　　**GROUP INTERNATIONAL,** 　　**INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Success Holding Group International, Inc. ("Success Holding" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission for the purpose of settlement of these proceedings instituted against Respondent on September 28, 2017, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Respondent has submitted an Offer of Settlement of Success Holding Group International, Inc. Regarding Administrative Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the "Offer"). Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Revocation Order"), as set forth below.

III.

On the basis of this Revocation Order and Respondent's Offer, the Commission finds[1] that:

A.   Success Holding Group International, Inc. (CIK 1572699) is a Nevada corporation with its registered address in Fort Wayne, Indiana and its operations in Taiwan. According to its most recent Form 10-K, Success Holding is "in the business of conducting training seminars primarily in China and the business of investing in the production of Internet short films in China … [and] developing a specialty drink." The Respondent's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and, as of October 24, 2017, is quoted on OTC Link under the symbol SHGT. Success Holding registered that stock pursuant to Section 12(g) on November 5, 2014. The majority of Success Holding's shares are owned by Success Holding Group Corp., a company owned and controlled by Success Holding's principals.

B.   Success Holding has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission in that Success Holding has not filed an annual report on Form 10-K since it filed its Form 10-K for the year ended December 31, 2014 in March 2015 and has not filed any periodic or quarterly reports on Form 10-Q for any period subsequent to the quarter ended June 30, 2015.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.[2] The revocation is effective as of October 25, 2017.

By the Commission.

Brent J. Fields
Secretary

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[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.